

IQ121, INC.

Organise your digital universe in one place

iq121.com   Camden, DE

Highlights

1   Launched product, and generating revenue

2   Unique opportunity to participate in the upside of the USA market

3   Global demand and market opportunity

4   Available for download: * Google Play Store: https://bit.ly/49Obnpv



7. Available for download: * Apple App Store https://bit.ly/48Blewp

Featured Investor



H **Akira Miwa** Follow

Invested $5,000

"_____

I am backing IQ121, Inc. because it is addressing one of the most overlooked yet inevitable challenges of modern society: how individuals and families securely manage critical life, digital, and legacy information in an increasingly complex world. IQ121 is not just an app—it is a trust infrastructure designed around lifecycle awareness, security, and dignity. What convinced me most is the team's deep understanding of regulation, data protection, and cultural sensitivity across global markets, combined with a clear, scalable commercial vision. The platform's approach to privacy, emergency access, and future-proof digital legacy management creates a meaningful moat that is difficult to replicate. With strong leadership, a compelling mission, and growing real-world traction, I believe IQ121 has the potential to become a global standard in end-of-life and legacy technology, while generating sustainable long-term value for investors."

Team



Lawrence Phillips CEO





Kunal Nayyar Co-Founder

instagram.com



Michael McCarthy CFO

linkedin.com



Leonardo Schneider Chief Legal Counsel

Pitch Deck



OVERVIEW
The IQ121 End-of-Life Planning Service is a comprehensive and user-friendly service designed to assist individuals in preparing for the inevitable transitions in life.
With a focus on simplifying and organizing important documents, memories, and belongings, IQ121 offers a modern and secure solution to navigate the complexities of End-of-Life Planning.
9:41
IQ121
Welcome to my digital world of IQ121
Kunal Nayyar
Actor & Co-Founder Of IQ121

Memo

Forward-looking projections are not guaranteed.

Forward-looking projections are not guaranteed.

Available for download:

Apple: https://bit.ly/48BIewp

Google: https://bit.ly/49Obnpv